ACE Convergence Acquisition Corp.

1013 Centre Road, Suite 403S

Wilmington, DE 19805

July 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ACE Convergence Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-4

(File No. 333-252928)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ACE Convergence Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-252928), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130.

Very truly yours,

ACE CONVERGENCE ACQUISITION CORP.

By:	/s/ Behrooz Abdi

Name: Behrooz Abdi

Title: Chief Executive Officer

cc:	Denis Tse, ACE Convergence Acquisition Corp.

Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael Mies, Esq., Skadden, Arps, Slate, Meagher & Flom LLP